SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA HOLDINGS S.A. FILES ANNUAL REPORT FORM 20-F

PRESS RELEASE	CONTACT:	Joseph Putaturo - Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS S.A. FILES ANNUAL REPORT FORM 20-F

PANAMA CITY, May 9 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA), has filed today its annual report on Form 20-F for the fiscal year ended December 31, 2007 with the U.S. Securities and Exchange Commission.

This report is available on the investor relations section of Copa’s website: http://investor.shareholder.com/copa/.

Shareholders may request a hard copy of the report, which includes Copa’s audited financial statements, free of charge through Copa’s website or through the contact below:

Investor Relations Contact:
Phone:  (507) 304-2677
Fax: (507) 304-2535
investorrelations@copaair.com

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers 126 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. Aero Republica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Bucaramanga, Cali and Medellin. For more information, visit http://www.copaair.com .

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/09/2008	By: /s/ Victor Vial
Name: Victor Vial
Title: CFO